PRESS RELEASE

August 9, 2007

STRONG FIRST HALF 2007 PERFORMANCE

UNDERLYING EARNINGS UP 29% TO EURO 2.7 BILLION (UP 19% ON A COMPARABLE BASIS)

ADJUSTED EARNINGS UP 21% TO EURO 3.4 BILLION (UP 14% ON A COMPARABLE BASIS)

NET INCOME UP 16% TO EURO 3.2 BILLION (UP 10% ON A COMPARABLE BASIS)

LIFE & SAVINGS NEW BUSINESS VOLUME[1]  UP 28% (UP 11% ON A COMPARABLE BASIS)

LIFE & SAVINGS NEW BUSINESS VALUE[2]  UP 21% (UP 9% ON A COMPARABLE BASIS)

PROPERTY & CASUALTY REVENUES UP 33% (UP 4% ON A COMPARABLE BASIS)

ASSET MANAGEMENT REVENUES UP 15% (UP 22% ON A COMPARABLE BASIS)

“AXA has delivered in 1H07 strong numbers again following a very good year in 2006”, said Henri de Castries, Chairman of the AXA Management Board.

“Revenues, underlying and adjusted earnings grew by more than 20% on a reported basis, as a result of continued organic growth and Winterthur contribution. I am convinced that our business model will continue to prove its efficiency, including in a more challenging environment, and I remain confident that we will continue to deliver according to our Ambition 2012 plan”.

IMPORTANT NOTES
- The definition of change on a comparable basis is :
For activity indicators, constant exchange rates and scope (notably Winterthur’s contribution is included in 2006 and 2007 figures). For earnings and profitability indicators, constant exchange rates (excluding Winterthur both in 2006 and 2007 figures)
- Pursuant to AXA’s announced exit from the Dutch insurance market, AXA Netherlands earnings have been reclassified to “discontinued operations”
- AXA's 1H06 earnings presented in this release reflect the following changes:
Following clarification of IFRIC Agenda Committee following IASB’s decision, TSDI3  have been reclassified in shareholders’ equity (same treatment as TSS3). As a consequence, interest charges and FX impacts related to TSDI have been excluded from the income statement. In addition, foreign exchange impacts have been reallocated from adjusted earnings to net income.
- Non-GAAP measures such as underlying earnings and adjusted earnings are reconciled to net income on page 8 of this release.
- All first half 2007 information coming from AXA’s consolidated financial statements has been subject to a limited review by AXA's independent auditors. Non-GAAP measures such as Underlying earnings and adjusted earnings are reconciled to net income on page 8 of this press release

 1Annual Premium Equivalent (APE) represents 100% of new business regular premiums plus 10% of new business single premiums. APE is group share.

 2New Business Value (NBV) is group share.

 3TSDI are perpetual subordinated notes, TSS are perpetual deeply subordinated notes

FIRST HALF 2007 KEY HIGHLIGHTS

ACTIVITY AND PROFITABILITY INDICATORS

-	Life & Savings businesses delivered solid growth in 1H07, with new business APE up 28% to Euro 3,877 million, or up 11% on a comparable basis.

New Business Value was up 21% to Euro 851 million, or up 9% on a comparable basis. The NBV margin stood at 21.9%, down 0.5 pt on a comparable basis, the overall improvement in business mix (+0.7 pt) being more than offset by an adverse evolution in the country mix (-1.2 pt).

-	Property & Casualty revenues increased by 33% to Euro 14,195 million, or +4% on a comparable basis in the context of a softening market.

The combined ratio was 98.4%, up 1.4pts on a reported basis including 2.8pts (Euro 339 million) related to European Windstorm “Kyrill” and UK June floods, partly offset by positive developments on prior accident years.

-	Asset Management revenues increased by 15% to Euro 2,407 million, or up 22% on a comparable basis, with very strong net inflows of Euro 33 billion.

Underlying cost income ratio was 67.6%, improving by 1.4 pts compared to 1H06.

EARNINGS

-
Underlying earnings were up 29% to Euro 2.7 billion, or +19% excluding Winterthur and at constant exchange rates, with a positive contribution from all business lines notably Life & Savings (+19%) and Asset Management (+27%).

-	Adjusted earnings reached Euro 3.4 billion, up +21%, or +14% excluding Winterthur and at constant exchange rates, including Euro 736 million capital gains consistent with the yearly target range.

-
Net income of Euro 3.2 billion was up 16%, or +10% excluding Winterthur and at constant exchange rates, due to strong adjusted earnings partly offset by, mainly, the non recurrence of some positive exceptional operations in 2006.

EARNINGS PER SHARE

-	Underlying earnings per share, net of interest charges on perpetual subordinated debt (“TSS” and “TSDI”), increased by 14% to Euro 1.22, in line with our long term ambition.

BALANCE SHEET

-
Shareholders’ Equity amounted to Euro 45.7 billion down Euro 1.5 billion versus December 31, 2006 as a result of dividend payment in first half and higher interest rate levels impacting adversely the level of unrealized capital gains.

This increase in interest rates is expected to be neutral on Group Economical value and positive on new business value.

-
Fair value of Invested assets amounted to Euro 610 billion, with a stable asset allocation including a low exposure to US subprime residential and Alt A mortgage loans of Euro 2.3 billion (92% equaling or above AA rating and 55% estimated policyholders participation).

Since the end of July, AXA has purchased, at market value, approximately Euro 0.3 billion shares of AXA IM’s Libor + funds. These purchases were made at approximately 20% discount to par, reflecting market prices on US residential subprime MBS.

ACTIVITY INDICATORS

Euro million, except when otherwise noted	1H06	1H07	Change	Change on a comparable basis
Life & Savings new business, group share
APE	3,038	3,877	+ 27.6%	+11.3%
NBV	703	851	+21.0%	+8.9%
NBV to APE margin	23.1%	21.9%	-1.2 pts	-0.5 pt
Property & Casualty revenues	10,637	14,195	+33.4%	+3.9%
International Insurance revenues	2,520	2,489	-1.2%	+6.6%
Asset Management
Revenues	2,090	2,407	+15.1%	+21.7%
Net inflows (Euro billion)	39	33

Total revenues	40,863	50,801	+24.3%	+4.9%

Note: Activity indicator changes between 1H07 and 1H06 are presented on a comparable basis i.e. at constant exchange rates and scope (Winterthur included in 2006 and 2007 figures)

LIFE & SAVINGS

L&S new business APE was up 28% to Euro 3,877 million on a reported basis. On a comparable basis APE increased by 11% as strong growth in the US (+21%), the UK (+26%), Australia / New-Zealand (+28%) and the CEE (+32%) was partly offset by lower growth in some other countries, and a drop in Japan (-16%).

The United States new business APE increased by 12% to Euro 1,107 million on a reported basis or +21% on a comparable basis, as a result of strong growth in Variable Annuities (up 15% to Euro 608 million) and Life products (up 64% to Euro 244 million).

France new business APE increased by 2% to Euro 642 million on reported and comparable bases. New business APE increased by 32% for Group business, driven by Group retirement new business, partly offset by a 10% decrease in Individual business as a result of unfavorable market trends in the first half year of 2007. (On a revenues -gross premiums- basis, the French market decreased by an estimated 3% in the first half of 2007 while AXA France revenues increased by +2%)

Japan new business APE declined by 9% to Euro 308 million on a reported basis or -16% on a comparable basis. This overall decrease was due to (i) a decrease in Life business as the sales of LTPA, of Term products sold through independent financial advisors and Increasing Term declined due to tax changes on some of these products and (ii) a drop in the Investment & Savings business as the sales of Accumulator-type product did not offset the decline in SPA sales which had a strong 2006 and lower individual fixed annuities sales (not actively promoted). These decreases were partly offset by an increase in Health business reflecting the implementation of the strategy that aims at growing the more profitable medical products (mainly Medical Rider and Medical Whole Life).

The United Kingdom new business APE increased by 72% on a reported basis to Euro 819 million. On a comparable basis APE increased by 26% due to high volumes of lower margin wholesale offshore bonds in 1Q07 prior to a change in tax legislation which has removed the tax advantages of some of these products, and 15% growth in Pensions primarily due to the strength of the combined AXA and Winterthur Individual Pensions proposition.

Germany new business APE increased by +63% to Euro 207 million on a reported basis. On a comparable basis, APE was up 2% mainly driven by strong growth in individual Investment & Savings unit-linked products (especially "TwinStar” product, Euro +17 million to Euro 27 million) and increase in Health Insurance (Euro +4 million), partly offset by the negative impact of the Riester products which benefited last year from strong inflow as a result of the 2006 fiscal incentive.

Switzerland new business APE decreased by 3% to Euro 147 million on a comparable basis driven by a slight decrease in Group Life while individual Life remained stable.

Belgium new business APE increased by 12% to Euro 183 million on a reported basis. On a comparable basis, APE increased by 8% due to Individual life (+ 5% to Euro 168 million) mainly driven by growth in non unit-linked products (largely Crest 40), and in Group life (+81% to Euro 15 million).

Southern Europe new business APE increased by 32% to Euro 84 million on a reported basis. On a comparable basis, APE was down 6% due to the non-recurrence of a pension fund outsourcing premium in Winterthur in 2006. Excluding Winterthur, APE grew +16% to Euro 74 million, driven by both Individual lines (+10% to Euro 64 million, including Euro 4 million Accumulator sales), and Group business (+69% to Euro 10 million) mainly attributable to a new agreement with a credit card issuer.

Central & Eastern Europe new business APE increased by 32% to Euro 44 million, due to strong non pension unit linked sales (+75% to Euro 15 million) and pension fund transfers (+19% to Euro 28 million) notably in Czech Republic and Hungary.

Australia and New Zealand new business APE increased by 30% to Euro 266 million on a reported basis. On a comparable basis, APE increased by 28% as a result of strong inflows into the mezzanine “global equity value fund” and strong flows into Summit and Generations superannuation products partly offset by flat year on year AllianceBernstein JV contribution.

Hong-Kong new business APE increased by 59% to Euro 69 million mainly due to the inclusion of sales by former MLC agents and Winterthur contribution. On a comparable basis, APE was up 15%, reflecting the increase in sales driven by the launch in April 2007 of “Signature Saver”, a new unit linked product. Group retirement and investment products were also up as a result of the favorable environment and strong sales through the broker channel.

Life & Savings New Business Value was up 21% to Euro 851 million, or 9% on a comparable basis, driven by higher volumes and a positive business mix per country, partly offset by a lower contribution of some high margin countries.

Rollforward of Life & Savings NBV (Euro million, group share)
1H06 Life & Savings NBV	703
Change in scope	116
Volume	92
Margin
Business mix	28
Country mix	-48
Currency impact	-40
1H07 Life & Savings NBV	851

NBV margin decreased by 0.5pt to 21.9% on a comparable basis as a result of:
-
an improvement in business mix (0.7 pt) both at AXA (+0.6 pt) and Winterthur (0.8 pt). This improvement was driven by (i) Japan following the shift toward more profitable medical products and (ii) the UK as a result of a higher share of Life products and immediate annuities, and partly offset by a decrease in US NBV margin as a result of a higher share of universal life insurance sales to older ages.

-	which was more than offset by a negative country mix (-1.2 pts) following the relatively lower contribution of Japan in the total Group APE.

PROPERTY & CASUALTY

Property & Casualty revenues increased by 33% to Euro 14,195 million, or 4% on a comparable basis.

Personal lines were up 5% on a comparable basis
Motor revenues grew by 5% mainly driven by the UK, largely as a result of the new business written through Swiftcover and Southern Europe following the success of the new products launched in 2006 and 2007. Net new inflow was once again positive with 631,000 new contracts.
Non motor revenues increased by 5% mainly driven by growth in Property, Health and Household in the UK as well as Health products in Southern Europe and Household in Belgium. Net new inflow was positive with 180,000 new household contracts.

Commercial lines were up 3% on a comparable basis
Motor revenues were up 1% as the steady growth in France (+2%) and in the United Kingdom (+3%) was partly offset by the decrease in Southern Europe (-8%) as a result of a selective underwriting policy in a competitive environment.
Non motor revenues increased by 3% with France (up 5%) driven by Construction and the UK. This increase was partly offset by Canada down 1% as a result of increased competition.

Fast growing P&C markets continued to contribute to AXA’s performance, with Turkey up 22%, Morocco up 19% and Asia up 11% on a comparable basis.

INTERNATIONAL INSURANCE

International Insurance revenues were down 1% to Euro 2,489 million or up 7% on a comparable basis, with AXA Corporate Solutions Assurance up 8%, driven by property, motor and marine lines, and AXA Assistance up 11%.

ASSET MANAGEMENT

Asset Management revenues increased by 15% to Euro 2,407 million, or 22% on a comparable basis, driven by higher average assets under management (+22% compared to 1H06) and a more favorable client/product mix.
AllianceBernstein revenues increased by 10%, or up 19% on a comparable basis, due primarily to higher investment advisory fees driven by 23% higher average AUM. Institutional fees were up 29%, Retail up 20%, and Private Client up 24%.
AXA Investment Managers revenues increased by 27%, or up 28% on a comparable basis, driven by 22% higher average AUM and a favorable client and product mix evolution.

Assets Under Management (“AUM”) were Euro 1,153 billion as of June 30, 2007 as a result of strong net inflows (Euro 33 billion), market appreciation (Euro +48 billion) and the impact of transfers from Winterthur (Euro +61 billion).

	HY 2007 AUM Rollforward
Euro billion	Alliance Bernstein	AXA IM	Total

AUM at FY06	544.1	484.6	1,028.7
Net new money	17.1	15.4	32.6
Market appreciation	40.0	7.6	47.7
Scope impact (Winterthur)	-	60.6	60.6
Other impacts	-	0.4	0.4
Forex impact	-14.5	-2.8	-17.3
AUM at 1H07	586.7	566.0	1,152.7

Average AUM over the period	565.5	538.9	1,104.4
Change on a reported basis	13%	21%	17%
Change on a comparable basis	23%	22%	22%

EARNINGS

UNDERLYING EARNINGS increased by 29% to Euro 2,688 million, or +19% on a comparable basis, reflecting solid growth in all segments.

IFRS (Euro million)	1H06	1H07	Reported change	Comp. change

Life & Savings	1,193	1,489	+25%	+19%
Property & Casualty	762	963	+26%	+6%
International Insurance	64	119	+86%	+70%
Asset Management	233	286	+23%	+27%
Other Financial Services & Holdings	-173	-170	--	--
Total Underlying Earnings	2,079	2,688	+29%	+19%

Note: Earnings changes between 1H07 and 1H06 are presented on a comparable basis i.e. at constant exchange rates and excluding Winterthur.

Life and Savings underlying earnings increased by 25% to Euro 1,489 million, or up 19% on a comparable basis:

Underlying investment margin was up 10% to Euro 1,294 million or up 7% on a comparable basis, reflecting higher investment income across the board together with tight monitoring of policyholder crediting rate notably in France and Belgium.

Fees & Revenues were up 21% to Euro 3,425 million or up 16% on a comparable basis, mainly driven by the US, France and Australia & New Zealand as a result of higher separate account balances and higher sales.

Net technical margin was up 19% to Euro 794 million or up 5% on a comparable basis. This increase was mainly driven by France and Germany, and partly offset by less favorable experience in the US, Australia and New Zealand.

Gross margin (the sum of the above margins) was up 18% to Euro 5,514 million or up 12% on a comparable basis.

Expenses, net of DAC/DOC and VBI were up 17% to Euro -3,417 million or up 11% on a comparable basis. Non commission expenses4  Gross of DAC/DOC were up 6%.

Income tax expenses and minority interests were up 6% to Euro -607 million or stable on a comparable basis. 1H07 included Euro 78 million positive non recurring tax movements in the US, Belgium and the UK.

4Gross of DAC/DOC

Property & Casualty underlying earnings were up 26% to Euro 963 million, or up 6% on a comparable basis as a result of higher investment income and favorable tax developments partly offset by the negative evolution of the technical result due to the impact of the European Windstorm “Kyrill” as well as June floods in the UK.

	Combined ratios
Ratios in %	HY 2007 AXA incl.W	Comp. change vs HY 2006
France	97.2	-0.5
Germany	101.0	+4.1
UK & Ireland	102.4	+5.6
Belgium	98.4	+3.7
Southern Europe	95.5	-2.5
Other countries	95.9	-0.8
Total P&C	98.4	+1.6

Loss ratio was up 1.8 pts to 70.5% on a reported basis. On a comparable basis, the loss ratio was up 1.5 pts reflecting primarily +3.1 pts increase in current loss ratio due to European Windstorm “Kyrill” and UK June floods (+3.35  Corresponds to AXA’s perimeter only, the overall impact on 1H07 loss ratio (including Winterthur) is of 2.8pts as indicated in the key highlights pts) while attritional loss ratio continued to improve (-0.2 pt) and -1.6 pts positive developments on prior accident years.

Expense ratio decreased by 0.4 pt to 27.9% on a reported basis. On a comparable basis, the expense ratio was up 0.2pts as the increase in acquisition expenses (+ 0.6 pt) was partly offset by improvement in the administration expense ratio (-0.4pt).

Investment income6  Including financial charges increased by Euro 247 million to Euro 1,108 million, up 9% on a comparable basis mainly reflecting both a higher average asset base and a higher asset yield.

Tax & minority interest were down by Euro 55 million to Euro -339 million as 1H07 included non recurring favorable tax developments in Germany, the UK and in Belgium for Euro 85 million.

International Insurance underlying earnings were up 86% to Euro 119 million, or up 70% on a comparable basis. This reflects continued solid performance of AXA Corporate Solutions and AXA Assistance businesses as well as positive developments on prior accident years on AXA run-offs (AXA RE included).

Asset Management underlying earnings were up 23% to Euro 286 million, or up 27% on a comparable basis.

AllianceBernstein underlying earnings were up 12% to Euro 151 million, or up 21% on a comparable basis, driven by higher average AUM (+23%), a more favorable product mix and a 0.7 pt improvement in the operating cost income ratio, to 68.6%.

AXA Investment Managers underlying earnings were up 38% to Euro 136 million, or up 35% on a comparable basis, driven by higher average AUM (+22%) and a positive client and product mix evolution, while expenses grew at a slower pace, resulting in a 2.9 pts improvement in the operating cost income ratio to 65.7%.

Other Financial Services & Holdings underlying earnings were up Euro 3 million to Euro -170 million.
Other financial Services were down Euro 20 million to Euro 13 million due to the non recurrence of 2006 positive items.
Holdings earnings were up Euro 22 million to Euro -183 million mainly due to a profit linked to foreign currency options hedging AXA group earnings denominated in foreign currencies.

5Corresponds to AXA’s perimeter only, the overall impact on 1H07 loss ratio (including Winterhur) is of 2.8pts as indicated in the key highlights

6Including financial charges

Reconciliation of underlying earnings to net income

IFRS Euro million	1H06	1H07	Change		1H07 per share(a)	Reported change
Except per share amounts			Reported	Comp.

Underlying Earnings	2,079	-2,688	+29%	+19%	1.22(b)	+14%
Net capital gains	751	736
Adjusted Earnings	2,830	3,424	+21%	+14%	1.58(b)	+8%
Profit or loss on financial assets under Fair Value option) and derivatives	-248	-182
Integration costs	0	-64
Exceptional operations	85	-17
Discontinued operations	69	74
Goodwill & related intangibles	-4	-55
Net income, group share	2,732	3,180	+16%	+10%	1.53	7%

(a): Fully diluted. Weighted average number of fully diluted shares was 2,083 million in 1H07 versus 1,946 million in 1H06.
(b): Net of interest charge on “TSS”&”TSDI”

ADJUSTED EARNINGS were up 21% to Euro 3.4 billion on a reported basis or up 14% on a comparable basis with Euro 736 million capital gains at 1H07 consistent with the yearly target range.

NET INCOME GROUP SHARE was up 16% to Euro 3.2 billion, or up 10% on a comparable basis due to strong adjusted earnings partly offset by, mainly, the non recurrence of some positive exceptional operations in 2006.
1H07 net income was mainly impacted by Euro -182 million losses on financial assets under fair value option and derivatives mainly due to increasing interest rates over the half year, Euro -64 million integration costs (mainly as a result of Winterthur restructuring), Euro +74 million earnings from discontinued operations (activities in the Dutch market) and Euro -55 million primarily from the amortization of Winterthur customer intangible amortization as well as UK broker intangible amortization.

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BALANCE SHEET

Shareholders’ Equity amounted to Euro 45.7 billion down Euro 1.5 billion versus December 31, 2006 as a result of dividend payment in 1H07 of Euro 2.2 billion and higher interest rates levels impacting adversely the level of unrealized capital gains.

Total unrealized capital gains attributable to shareholders were Euro 8.0 billion as at 1H07 of which:
-
Euro 6.0 billion of fair value of invested assets recorded through shareholders’ equity, down Euro 1.8 billion versus FY06, mainly due to the impact of increasing interest rates on fixed income securities,

-	Euro 2.0 billion of unrealized capital gains on real estate and loans (not recorded through shareholders’ equity), versus Euro 1.9 billion as at FY06,

As stated in the FY06 Life and Savings EEV report, an upward parallel shift to interest rates is neutral to AXA Life and Savings EEV. Other components of the Group Economic value have offsetting impacts so that the increase in interest in 1H07 is estimated to be neutral to AXA Group Economic Value.

Gross Life and Savings reserves amounted to Euro 493,5 billion up Euro 2.4 billion versus FY06 as a result of a positive technical operating cash-flow7  Gross Written Premiums minus Surrenders, Maturities and all other Benefits/Claims paid (before expenses and financial items) such as death/health/disability benefits paid, annuities paid including interest and bonuses paid (Euro +7billion), favorable market appreciation and other effects (Euro +10 billion), partly offset by a change in scope (Euro -10 billion related to Dutch business) and unfavorable exchange rates (Euro -5 billion).

Gross Property & Casualty reserves amounted Euro 48,5 billion up Euro 2.2 billion. Reserve ratios8  remained at a high level with 277% net claims reserves to net claims paid (vs 269% at FY06) and 203% Net technical reserves to net earned premiums (vs 187% at FY06).

Fair value of Invested assets amounted to Euro 610 billion, with a stable asset allocation including Euro 2.3 billion in US subprime residential and Alt A mortgage loans (92% equaling or above AA and 55% estimated policyholders participation), Euro 1.6 billion in CDOs (35% Below Investment Grade including equity tranches and 43% estimated policyholders participation) and Euro 2.4 billion in CLOs (22% Below Investment Grade including equity tranches and 34% estimated policyholders participation).
To the best of our knowledge, the current levels of default rate remain below the ranges being used for the rating of the ABS tranches we hold.

Since end of July, AXA has purchased, at market value, approximately Euro 0.3 billion shares of AXA IM’s Libor + funds. These purchases were made at approximately 20% discount to par reflecting market prices on US residential subprime MBS.
The current market values of the Libor+ funds are approximately Euro 0.5 billion and include investments of approximately 40% in US subprime and 40% in US Alt A with an average rating of A (Below Investment Grade are not significant).

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*

7 Gross Written Premiums minus Surrenders, Maturities and all other Benefits/Claims paid (before expenses and financial items) such as death/health/disability benefits paid, annuities paid including interest and bonuses paid

8 Annualized

OUTLOOK FY 2007

The current volatility on the credit markets should not have a material impact on our profitability, given the quality of our assets and the long term duration of our insurance liabilities.

Assuming that the global economic environment continues and barring any new major catastrophic events and/or further financial market incidents, our expectations are:

-	Life and Savings NBV should grow at high single / low double digit rate despite lower APE momentum than in 2006

-	P&C combined ratio should slightly improve versus first half baring any unforeseen catastrophic event

-	Asset Management should continue its growth momentum

We believe we will achieve a double digit growth in underlying earnings per share.

We intend to buy back up to 45 million AXA shares in 2H07 in line with our stated policy.

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Information about the Half Year Earnings Presentations

•	Paris, August 9, 2007

The presentation will be accessible through a Webcast and a conference call.

The live Webcast will begin at 8.30am in Paris (7.30am in London). A slide presentation will accompany the event. Please go to http://www.axa.com/en/investor/financialresults/  10-15 minutes prior to the event to join the Webcast or to obtain investor material.
The Webcast replay will be available on the following day.

The conference call access numbers will be: +44(0)20 7098 0692 or +33 (0)1 72 26 01 65 for Europe and +1 866 907 5928 for the US
Replay will be available on the following day only. Numbers will be: +44 (0)207 075 3214 or +33 (0)1 72 28 01 49 for Europe and +1 866 828 2261 for the US. Access code: 202954 #

•	London, August 9, 2007

The presentation will be accessible through a conference call. It will begin at 3.30pm in London (4.30pm in Paris - 10.30am in New York).
The access number are + 44(0)20 7098 0692 or +33 (0)1 72 28 10 99 for Europe and +1 866 907 5924 for the US
Replay will be available on the following day only. Numbers will be + 44 (0)20 7075 3214 or +33 (0) 1 72 28 01 49 for Europe and +1 866 828 2261 for the US. Access code: 202963#

About AXA
AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Euro pe, North America and the Asia/Pacific area. IFRS revenues amounted to Euro 79 billion in FY06 (Euro 51 billion at 1H07) and IFRS adjusted earnings amounted to Euro 5,140 million in FY06 (Euro 3,424 million at 1H07). The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

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This press release is available on the AXA Group web site: www.axa.com

AXA Investor Relations:		AXA Media Relations:
Etienne Bouas-Laurent:	+33.1.40.75.46.85	Christophe Dufraux:	+33.1.40.75.46.74
Paul-Antoine Cristofari	+33.1.40.75.73.60	Clara Rodrigo	+33.1.40.75.47.22
Emmanuel Touzeau:	+33.1.40.75.49.05	Armelle Vercken:	+33.1.40.75.46.42
Kevin Molloy:	+1.212.314.2893	Mary Taylor:	+1.212.314.5845

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Please refer to AXA's Annual Report on Form 20-F and AXA’s Document de Référence for the year ended December 31, 2006, for a description of certain important factors, risks and uncertainties that may affect AXA’s business. In particular, please refer to the section " Special Note Regarding Forward-Looking Statements" in AXA's Annual Report on Form 20-F. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

APPENDIX 1
LIFE & SAVINGS - Annual Premium Equivalent (APE)
Modeled business in 11 main countries/regions
Half Year 2007 - Group Share

Euro million	APE HY 2006	APE HY 2007	Change	Change on comparable basis

France	630	642	+1.8%	+1.8%
United States	993	1,107	+11.6%	+20.8%
United Kingdom	477	819	+71.8%	+26.1%
Japan	338	308	-8.9%	-15.7%
Germany	127	207	+63.2%	+1.6%
Belgium	163	183	+12.0%	+8.5%
Switzerland	-	147	-	-2.7%
Southern Europe	64	84	32.3%	-6.4%
Australia/New Zealand	204	266	+30.3%	+28.4%
Hong Kong	43	69	+59.0%	+14.7%
Central Eastern Europe		44		+32.3%

TOTAL APE (11 main countries/regions)	3,038	3,877	+27.6%	+11.3%

Note: activity indicator changes between 1H07 and 1H06 are presented on a comparable basis i.e. at constant exchange rates and scope (Winterthur included in 2006 and 2007 figures)

APPENDIX 2
LIFE & SAVINGS - Breakdown of APE between unit-linked, non unit-linked and mutual funds
Modeled business in 11 main countries/regions
Half Year 2007 - Group Share

	HY 2007 APE			% UL in APE (excl. mutual funds)		UL change on comparable basis
Euro million	UL	Non-UL	Mutual Funds	HY 2006	HY 2007

France	165	477		24%	26%	-2%
United States	609	249	250	75%	71%	+18%
United Kingdom	745	74		89%	91%	+72%
Japan	57	250		9%	19%	+115%
Germany	67	141		35%	32%	+49%
Belgium	22	161		19%	12%	-27%
Switzerland	7	140			5%	+117%
Southern Europe	10	70	4	6%*	13%	+153%
Australia/New Zealand	7	17	241	29%*	30%	+3%
Hong Kong	40	29		37%	57%	+171%
Central Eastern Europe	30	14			68%	+27%

TOTAL	1,760	1,622	495	49%	52%	+38%

Note: activity indicator changes between 1H07 and 1H06 are presented on a comparable basis i.e. at constant exchange rates and scope (Winterthur included in 2006 and 2007 figures)

*: Restated from 1H06

APPENDIX 3
LIFE & SAVINGS - New Business Value (NBV) and New Business Value Margin (in % of APE)
Modeled business in 11 main countries/regions
Half Year 2007 - Group Share

	NBV				NBV/APE margins
Euro million	HY 2006	HY 2007	Change	Change on a comparable basis	HY 2006	HY 2007

United States	217	217	+0.3%	+8.5%	21.8%	19.6%
France	101	106	+4.6%	+4.6%	16.0%	16.5%
United Kingdom	44	80	+81.9%	+49.6%	9.2%	9.8%
Japan	182	192	+5.4%	+1.5%	53.9%	62.3%
Germany	35	60	+72.3%	+19.3%	27.4%	29.0%
Belgium	69	71	+3.5%	+10.6%	42.2%	39.0%
Switzerland	-	45	-	-2.7%	-	30.2%
Southern Europe	11	11	-5.5%	-10.6%	17.7%	12.7%
Australia/NZ	17	24	+39.0%	+22.2%	8.6%	9.1%
Hong Kong	27	34	+27.5%	-2.0%	61.3%	49.2%
Central Eastern Europe	-	11	-	32.2%	-	25.2%

TOTAL	703	851	+21.0%	+8.9%	23.1%	21.9%

Note: Changes are on a comparable basis i.e. at constant exchange rates and scope (Winterthur included in 2006 and 2007 figures)

-
NB: 1H07 NBV calculation is using profitability factors by product from year-end 2006 (in particular, investment market conditions and demographic assumptions were not updated from year-end 2006) with some period-appropriate adjustments:

-	Reflects actual business volumes and product mix for sales through June 30 (March 31 for Japan, consistent with accounting half year)

-	Unit acquisition costs have generally been updated to reflect impact of increased volumes relative to fixed costs

-	Significant product pricing adjustments made since year-end 2006 have been reflected in updated factors

APPENDIX 4
LIFE & SAVINGS - Annual Premium Equivalent (APE) and New Business Value (NBV) for 11 main countries/regions and modeled business - FY 2006 - including Winterthur

2006 quarters: AXA including Winterthur
(updated based on FY06 profitability factors)

	1Q06		1H06		9M06		FY06
	APE	NBV	APE	NBV	APE	NBV	APE	NBV

United States	502	107	993	217	1,424	316	1,922	424
France	324	49	630	101	873	130	1,231	202
United Kingdom	306	23	637	52	764	86	1,502	122
Japan	212	107	402	208	574	320	762	480
Germany	118	23	204	50	296	79	447	121
Belgium	107	42	171	69	240	100	314	123
Southern Europe	32	5	90	12	127	17	200	25
Australia/NZ	101	7	204	17	310	27	420	38
Hong-Kong	27	15	60	32	94	53	131	79
Switzerland	127	40	148	46	168	51	194	58
Central Eastern Europe	17	5	33	8	49	13	66	18

TOTAL	1,874	425	3,571	813	4,919	1,191	7,187	1,689

APPENDIX 5
PROPERTY & CASUALTY - Split by business lines
Half Year 2007

	Personal Motor		Personal Non-Motor		Commercial Motor		Commercial Non-Motor
	% Gross Revenues	Change on comp. basis	% Gross Revenues	Change on comp. Basis	% Gross Revenues	Change on comp. Basis	% Gross Revenues	Change on comp. basis

France	32%	0%	27%	+2%	8%	+2%	33%	+5%
Germany	34%	+1%	30%	+2%	6%	+7%	26%	+1%
Belgium	34%	+4%	24%	+6%	7%	-1%	35%	-1%
United Kingdom(a)	14%	+22%	37%	+9%	7%	+3%	42%	+5%
Southern Europe	52%	+7%	21%	+7%	7%	-8%	20%	0%
Switzerland	39%	0%	12%	+1%	4%	+8%	47%	+1%
Canada	35%	+4%	16%	+3%	8%	-5%	42%	-1%
Others	57%	+19%	5%	+5%	4%	+12%	36%	+22%

TOTAL	34%	+5%	25%	+5%	7%	+1%	34%	+3%

(a)	Including Ireland

APPENDIX 6 - AXA GROUP IFRS Revenues - Comparison HY07 vs. HY06

Euro million	HY 2006	HY 2007	IFRS revenue change
	IFRS	IFRS	Reported	Comp. basis
TOTAL	40,863	50,801	+24.3%	+4.9%

Life & Savings	25,434	31,555	+24.1%	+4.1%
France	7,618	7,791	+2.3%	+2.3%
United States	7,948	8,205	+3.2%	+11.8%
United Kingdom	2,071	2,388	+15.3%	+5.4%
Japan	2,714	2,663	-1.9%	-3.8%
Germany	1,701	2,985	+75.5%	+2.7%
Belgium	1,307	1,628	+24.6%	+14.5%
Switzerland	84	3,232	n/a	-2.3%
Southern Europe	680	869	+27.8%	-13.7%
Other countries	1,312	1,794	+36.8%	+6.4%
of which Australia/NZ	641	678	+5.7%	+3.0%
of which Hong Kong	438	616	+40.8%	+7.6%

Property & Casualty	10,637	14,195	+33.4%	+3.9%
France	2,832	2,895	+2.2%	+2.2%
Germany	1,800	2,202	+22.3%	+1.5%
United Kingdom + Ireland	2,469	2,723	+10.3%	+8.3%
Belgium	799	1,155	+44.5%	+2.6%
Southern Europe	1,572	2,290	+45.6%	+4.1%
Switzerland	61	1,794	n /a	+0.8%
Other countries	1,103	1,136	+3.0%	+9.7%

International Insurance	2,520	2,489	-1.2%	+6.6%
AXA Corporate Solutions Assurance	1,098	1,196	+9.0%	+7.8%
Others	1,422	1,292	-9.1%	+3.8%

Asset Management	2,090	2,407	+15.1%	+21.7%
AllianceBernstein	1,417	1,552	+9.6%	+18.6%
AXA Investment Managers	674	855	+26.9%	+28.1%

Other Financial Services	181	156	-14.0%	-4.8%

Note: activity indicator changes between 1H07 and 1H06 are presented on a comparable basis i.e. at constant exchange rates and scope (Winterthur included in 2006 and 2007 figures)

APPENDIX 7 - EARNINGS SUMMARY AFTER TAXES AND MINORITY INTERESTS - Half Year 2007

EARNINGS SUMMARY

Consolidated Earnings	Net income Group Share		Income from discontinued operations		Integration costs		Goodwill and related intangibles		Exceptional operations		Profit or loss (including change) on financial assets (under Fair Value option) & derivatives		Adjusted Earnings		Net realized capital gains attributable to shareholders		Underlying Earnings		Underlying Earnings
(euro million)	1H06	1H07	1H06	1H07	1H06	1H07	1H06	1H07	1H06	1H07	1H06	1H07	1H06	1H07	1H06	1H07	1H06	1H07	Change	Change at constant FX and excluding Winterthur

Life & Savings	1 555	1 849	43	54	-	(13)	(2)	(29)	-	(8)	(85)	(61)	1 599	1 905	406	416	1 193	1 489	25%	19%
France	279	440	-	-	-	-	-	-	-	-	(80)	(38)	359	478	51	125	308	353	15%	15%
United States	495	468	-	-	-	-	(2)	(20)	-	(7)	9	7	488	488	(0)	(0)	488	488	0%	8%
United Kingdom	91	90	-	-	-	(5)	-	(6)	-	-	1	(11)	91	112	11	(23)	80	136	70%	65%
Japan	223	188	-	-	-	(0)	-	-	-	-	4	(23)	219	212	89	80	130	133	2%	3%
Germany	30	78	-	-	-	(0)	-	-	-	-	(2)	4	32	75	4	2	28	73	160%	99%
Belgium	236	237	-	-	-	(2)	-	-	-	-	(17)	(20)	254	260	219	188	35	72	106%	93%
Southern Europe	27	40	-	-	-	(4)	-	(0)	-	-	(2)	0	29	43	4	8	25	35	42%	22%
Switzerland	7	96	-	-	-	(1)	-	(2)	-	-	-	18	7	81	4	(1)	3	82	3115%	-37%
Other countries	167	211	43	54	-	(1)	-	(1)	-	(0)	2	3	122	156	25	38	97	118	22%	24%
of which Australia/New Zealand	58	69	-	-	-	-	-	-	-	-	2	3	56	66	10	19	45	47	3%	3%
of which Hong Kong	57	72	-	-	-	-	-	-	-	(0)	-	(2)	57	73	14	14	42	59	40%	50%
Property & Casualty	1 069	1 198	26	20	-	(25)	(1)	(26)	(4)	(3)	(49)	(27)	1 098	1 259	336	296	762	963	26%	6%
France	215	255	-	-	-	-	-	-	-	-	(21)	(14)	236	269	29	32	207	237	14%	14%
Germany	175	235	-	-	-	(1)	-	-	-	-	(5)	2	181	234	63	76	117	158	35%	17%
Belgium	209	177	-	-	-	(6)	-	-	-	-	(11)	(4)	220	187	130	79	90	108	20%	-8%
United Kingdom & Ireland	234	150	-	-	-	-	-	(4)	-	-	(5)	0	239	154	58	26	181	129	-29%	-30%
Southern Europe	107	155	-	-	-	(17)	-	(14)	-	-	(7)	(6)	114	191	35	29	79	162	106%	48%
Switzerland	4	58	-	-	-	(1)	-	(6)	-	(3)	-	(6)	4	74	1	1	3	73	2437%	27%
Other countries	125	169	26	20	-	(0)	(1)	(1)	(4)	-	(0)	0	104	150	20	53	85	97	14%	20%
International Insurance	79	127	-	-	-	-	-	-	-	1	9	(13)	70	139	6	20	64	119	86%	70%
AXA Corporate Solutions Assurance	41	70	-	-	-	-	-	-	-	-	(1)	(9)	43	78	(1)	20	44	58	32%	33%
Other	38	57	-	-	-	-	-	-	-	1	10	(4)	28	61	7	(1)	20	62	201%	149%
Asset Management	320	292	-	-	-	(2)	-	-	85	(7)	1	14	234	287	1	1	233	286	23%	27%
AllianceBernstein	220	145	-	-	-	-	-	-	85	(7)	-	-	136	152	1	1	135	151	12%	21%
AXA Investment Managers	99	148	-	-	-	(2)	-	-	-	-	1	14	98	136	0	-	98	136	38%	35%
Other Financial services	20	7	-	-	-	(1)	-	-	-	-	(13)	(8)	33	16	(0)	3	33	13	-60%	-60%
Holdings	(310)	(294)	0	(0)	-	(22)	-	-	4	(1)	(111)	(89)	(204)	(182)	2	1	(206)	(183)	-11%	-15%
TOTAL	2 732	3 180	69	74	-	(64)	(4)	(55)	85	(17)	(248)	(182)	2 830	3 424	751	736	2 079	2 688	29%	19%